Room 4561

      February 7, 2006

Mr. David Loflin
President and Acting Chief Financial Officer
Diamond I, Inc.
16453 South Fulwar Skipwith Road
Baton Rouge, Louisiana 70810

      Re:	Diamond I, Inc.
		Form 8-K
      Filed February 3, 2006
      File No. 033-19961

Dear Mr. Loflin,

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on February 3, 2006

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review
1. Please amend your report to include a brief description of the facts underlying the conclusion to the extent known to you at the time of the filing pursuant to Item 4.02(a) (2) of Form 8-K.



Form 10-QSB/A for the Fiscal Quarter Ended June 30, 2005
2. We note your disclosure from your June 30, 2005 amended Form
10-
QSB, "This amended Quarterly Report on Form 10-QSB for the period ended June 30, 2005, is being filed inasmuch as the original report was filed without review by Registrant`s independent auditor and the result of identified errors within the previously reported financial statements of Registrant." Explain why the original interim report was filed without review of your independent auditor which is required pursuant to Regulation S-B, Item 310(b).

Item 3.  Controls and Procedures

3. We note your Chief Executive Officer and Acting Chief Financial Officer concluded your disclosure controls and procedures are "not effective in timely alerting him and other members of management to material information about our company required to be disclosed by us in our periodic reports that we file or submit under the Securities
Exchange Act of 1934." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effectively designed to ensure information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. We refer you to Exchange Act Rule 13a-15(b) (2)
(e).
4. We note your disclosure that you "detected a material weakness in the assimilation of financial information into the preparation process associated with our periodic reports filed under the Securities Exchange Act of 1934, in that we were late in filing this report, there were material adjustments required by our auditors". Revise to clarify whether you filing your interim report without independent auditor review caused or impacted this material weakness.
5. We note your disclosure, "We believe necessary corrections to these processes have been implemented, effective for the third quarter of 2005." Revise to disclose the specific steps that you have taken to remediate the material weakness.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Chris White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments.


								Sincerely,



								Stephen Krikorian
								Accounting Branch Chief
Mr. David Loflin
Diamond I, Inc.
February 7, 2006
Page 1